Settlement Agreement and Well Participation Agreement (this "Agreement")

Sansinena, Sempra and East LA Areas and relating to Subscription and Contribution Agreement
dated April 4, 2018

Whereas, the Parties entered into the Subscription and Contribution Agreement (the "Contribution Agreement") dated April 4, 2018, under which CIC Partners Management LLC and its affiliates ("CIC") agreed to invest in a subsequently formed entity RMX Resources, LLC ("RMX") with Royale Energy, Inc., and the parties named in the Contribution Agreement as the "Royale Parties" (collectively, "Royale"). For purposes of this Agreement the parties making up Royale shall be obligated to act as a group and RMX shall have no obligation hereunder if they fail to do so.

Whereas, the transaction contemplated by the Contribution Agreement has been consummated.

Whereas, RMX and Royale entered into a post-closing Settlement Agreement and Memorandum of Understanding (MOU) dated February 6, 2019 with and Effective Date of January 1, 2019 that set forth the following provisions, among others:

a.   Royale and RMX agree that all obligations, claims and/or liabilities related to the post-closing obligations, section 7.3 of the Subscription and Contribution Agreement, per the MOU are hereby waived, settled and released with full accord and satisfaction.

b.   Royale (and the Limited Partnerships Matrix Investments, LP and Matrix Las Cienegas, LP) will convey all their right, title and interest in and to the Bellevue Field located in Kern County, California and the W. Whittier Field located in Los Angeles County, California to RMX.

c.   Royale shall retain any and all liability for the responsibility and payment of all royalties and suspended funds incurred prior to March 1, 2018.

d.   Royale and RMX shall enter into a separate participation agreement for the possible drilling of two (2) wells in the West Whittier Field Area, Los Angeles County. Royale's drilling of the first West Whittier Field Area well on or before December 31, 2019 is an expressed condition to the payment of the One Hundred Twenty Five Thousand Dollar ($125,000.00) balance of credit, as set forth for in Article 10 hereinbelow.

Whereas, as part of the consideration for said Contribution Agreement and the MOU, RMX will offer Royale the following well participation rights in wells to be drilled in the Offer Area, as defined below, to the extent and during the period defined below:

1. RMX will offer Royale the right, but Royale shall not have the obligation, to participate in the Minimum Number of Wells, as defined below, to be drilled by RMX in the Sansinena, Sempra, and/or East LA properties (as those terms are used in the various conveyances executed and delivered pursuant to the Contribution Agreement) in Los Angeles County, California, (the "Offer Area") at an offered working interest up to 75% of RMX's working

interest in each of the offered wells. The "Minimum Number of Wells" to be offered to Royale in each year is 2 Net Wells, as determined pursuant to the following methodology. A "Net Well" is determined based on the interest offered (without regard for Royale's acceptance) stated as a percentage of the entire working interest in the well (not just RMX's working interest in the well). A Net Well is the number of wells in which, if Royale elected to participate for the full interest offered, Royale would own an aggregate percentage working interest of 100% of the Working Interest (For example: RMX owns 100% of the working interest in Well A and offers Royale 50% of its interest, which equals 50% of the total working interest in the well. RMX owns 80% of Well B and offers Royale 50% of its interest, which equals 40% of the total working interest in the well. RMX owns 100% of the working interest in Well C and offers Royale 25% of its interest, which equals 25% of the total working interest in the well. RMX has offered Royale 1.15 Net Wells, being 50% + 40% + 25%). RMX may offer Royale the opportunity to participate in a well at a level greater than 50% (up to 75%) of RMX's working interest but the offered interest shall be considered to be limited to 50% of RMX's working interest for the purpose of the computation of Net Wells. In the event Royale elects to participate for a lesser interest than the interest offered by RMX, then the Net Wells will be calculated based on the RMX offered interest (up to 50%).

2. RMX's obligation to offer the Minimum Number of Wells shall apply to the 4 annual periods ending on December 31 of the years 2019, 2020, 2021, and 2022 (the "Annual Periods"). RMX's obligation to offer the Minimum Number of Wells is conditioned on and subject to the City of La Habra Heights ("City") Approval ("City Approval") to drill wells within the City. City Approval means (i) the receipt by RMX or Matrix Oil Corporation, as Operator, ("Company") of authorization from the City to develop, without any material restrictions (as determined by a majority of the Managers), the Company's properties located within the City through receipt of a conditional use permit (or a substantially similar permit) under terms that do not materially increase the cost to, or impair the ability of, the Company to develop its reserves within the City or (ii) the receipt by the Company of a valid and enforceable agreement with the City (including, the city council) which permits the Company to engage in continuous drilling activities without the imposition of any additional permitting requirements with respect to any sites within the City and without the imposition of any fees greater than $50,000 per well. If City Approval has not occurred by December 31, 2019, then the start of the above annual periods shall commence on the first day of the month following RMX's receipt of such City Approval.

3. If RMX drills more wells in the Offer Area during any Annual Period than is necessary to meet the Minimum Number of Wells obligation, then RMX, in its sole discretion, may select the wells in which to offer Royale the right to participate and the maximum working interest offered as long as RMX offers Royale the Minimum Number of Wells.

4. RMX may, at its option, offer Royale the opportunity to participate in more wells than necessary to achieve the Minimum Number of Wells during any of the Annual Periods. If RMX offers more than the Minimum Number of Wells in any of the first 3 Annual Periods it may credit the excess against its obligation to offer the Minimum Number of Wells in subsequent years. RMX's obligation to offer Royale the right to participate in wells shall terminate when RMX has offered Royale the right to participate in 8 Net Wells.

5. RMX must elect to participate in the drilling of the well at a minimum of 25% of its working interest in the well before Royale's election. If RMX offers Royale a right to participate in a well and Royale elects not to participate and if operations for drilling that well are not commenced within 1 year of Royale's election, then that well shall not be counted as a well in which the right to participate was offered for the purpose of determining whether RMX has offered the Minimum Number of Wells. Conversely, if RMX offers Royale a right to participate in a well and Royale elects not to participate and if operations for drilling that well are commenced within 1 year of Royale's election, then that well shall be counted as a well in which the right to participate was offered for the purpose of determining whether RMX has offered the Minimum Number of Wells.

6. If RMX does not offer and drill sufficient wells to achieve the Minimum Number of Wells in each Annual Period, then the Minimum Number of Wells in which RMX must offer participation rights in the following Annual Period will increase by the shortfall. If the shortfall occurs in the last Annual Period, then RMX's obligation to offer shall be extended for one or more additional Annual Periods solely for the purpose of making up the shortfall in the number of wells in which Royale had an opportunity to participate.

7. Royale's right of participation will be for a working interest up to but not to exceed the offered percentage of RMX's working interest (before participation), in the well in question. Royale's election to participate shall specify the percentage of RMX's working interest, up to the stated limit, it elects to accept. Royale's election to participate shall also state the interest Royale has elected to take as a percentage of the 100% working interests in the well. As to each well in which Royale elects to participate, the working interest in the well in which it elects to participate (stated as a percentage of the 100% working interests in the well) shall be the "Royale Participation Share". Royale shall pay a share of all costs to drill, complete, and equip the well through the tanks (including additional surface equipment deemed by RMX, in its sole discretion, to be necessary) (such costs being the "Drilling Costs") equal to 1.25 times the Royale Participation Share in the well (the "Royale Payment Share"). Royale shall earn an assignment of the Royale Participation Share in the wellbore, only, of the well in which it has elected to participate. The working interest in the well shall be delivered by RMX to Royale at a net revenue interest of the lesser of (a) 80% or (b) 100% minus all burdens to which RMX is subject including, but without limitation, surface owner revenue interest/royalty but excluding the Term ORRI created by Sunny Frog Oil LLC as identified in that certain Assignment and Assumption Agreement between Sunny Frog Oil LLC and RMX dated April 4, 2018 (the "Sunny Frog ORRI"), and also excluding any burden on production created by RMX in favor of any of its officers, members, consultants or employees (an "Employee ORRI"). If the total of the burdens to which RMX's interest (including the Sunny Frog ORRI and any Employee ORRI) is subject is less than 20% then, RMX shall retain a non-participating royalty, where it owns a fee mineral interest, or an overriding royalty on non-fee lands equal to the difference between those existing burdens and 20% on the production from the subject wellbore. It is the intent and understanding of RMX and Royale that all burdens to which RMX is subject will only include, in addition to the surface owner revenue interest/royalty, those burdens created for the benefit of third party agencies that were required for RMX to obtain the requisite permits to drill, produce and operate wells.

8. RMX shall deliver to Royale a written proposal for each well in which it is providing Royale the opportunity to participate. Each proposal shall include the required JOA notice information including, but not limited to, an AFE for the costs to drill, complete, and equip the well and the anticipated date for commencement of operations. The proposal shall also identify RMX's working interest and net revenue interest in the proposed well and the working interest and net revenue interest in the well being offered stated both as a percentage of RMX's interest in the well and as a percentage of the 100% working interest in the well. The well proposal shall also include RMX's land, geologic and geophysical maps and data that were utilized by RMX for making the well proposal except as to any such information that is subject to limitations on disclosure. Within 15 days of Royale's receipt of the proposal it shall provide written notice to RMX of whether Royale elects to participate in the well and, if so, for what working interest as provided in section 7, above. Failure by Royale to provide that election notice on a timely basis shall constitute an election not to participate in the proposed well. If Royale elects to participate then it shall pay to RMX the Royale Payment Share of the Drilling Costs as set forth on the AFE (the "Prepayment Amount") by the later of 30 days before the anticipated date of commencement of drilling operations or 20 days after receipt of the well proposal. If actual Drilling Costs for the well are less than those reflected in the AFE, then (assuming Royale has paid the Prepayment Amount) RMX shall refund to Royale the excess of the amount paid by Royale as the Prepayment Amount over the Royale Payment Share of actual Drilling Costs (the "Refund Amount"). If the well is plugged and abandoned as a dry hole and the actual Drilling Costs for the well are less than those reflected in the AFE, then (assuming Royale has paid the Prepayment Amount) RMX shall pay the Refund Amount to Royale. If actual Drilling Costs exceed the AFE, RMX shall invoice Royale for and Royale shall pay to RMX the additional Royale Payment Share of the actual Drilling Costs over the amount paid by Royale as the Prepayment Amount (the "Additional Amount") or RMX, at its discretion, may net the Additional Amount against revenue otherwise due to Royale from the well that incurred such Drilling Costs in excess of the AFE.

9. Pursuant to the Settlement Agreement and MOU, as of December 31, 2018, RMX forgave up to a net One Hundred Fifty Thousand Dollars ($150,000.00) in Joint Interest Billings that Royale owed to RMX. The MOU further provided that Royale's right to participate in each well offered for participation under this Agreement is conditioned upon Royale's future Joint Interest Billings, owed to RMX are no more than sixty (60) days past due. The requirement of said sixty (60) days joint interest billings payments shall apply to all areas.

10. Pursuant to the Settlement Agreement and MOU, RMX shall provide Royale with a Two Hundred Fifty Thousand Dollar ($250,000.00) credit to be applied only against Royale's obligation to pay for the twenty five percent (25%) promoted portion of the Royale Participation Share in the well. Fifty percent (50%) of the credit ($125,000.00) will be available upon the full execution of this Agreement. The remaining Fifty percent (50%) of the credit ($125,000.00) will be available following Royale's completion (or plugging and abandonment) of the drilling, redrilling and/or deepening of one (1) well, on or before December 31, 2019, in the West Whittier Field Area pursuant to a separate Participation Agreement for said West Whittier Field Area. In the event Royale does not complete the one West Whittier Field Area well on or before December 31, 2019, the remaining Fifty

percent 50% credit will be no longer available for Royale's use in drilling wells under this Agreement.

11. For each wellbore interest earned, RMX shall execute a conveyance in the form attached hereto as Exhibit A. RMX and Royale will enter into a JOA substantially in the form attached hereto as Exhibit B for all wellbore interests earned by Royale pursuant to this Agreement.

12. All calculations of participation rights, Net Wells, and Minimum Number of Wells shall be based on RMX's working interest as determined on the information available at the time of such calculation.

13. If RMX conveys all or substantially all of its interest in the Offer Area before having fulfilled its obligation to offer Royale participation rights in wells under this Agreement, then the conveyance shall specifically provide that the grantee in that conveyance shall take subject RMX's obligations hereunder, it being the intent of RMX and Royale that such obligation shall, in that event, be a covenant running with the land and binding on the successors in interest and assigns of RMX.

14. Should Royale desire to sell all or any part of its interests earned under this Agreement, it shall promptly give written notice to RMX, with full information concerning a bona fide proposal to sell its interest, which shall include the name and address of the prospective purchaser (who must be ready, willing and able to purchase), the purchase price, and all other terms of the offer. RMX shall then have an optional prior right, for a period of thirty (30) days after receipt of the notice, to purchase on the same terms and conditions the interest which Royale proposes to sell. There shall be no preferential right to purchase in those cases where Royale wishes to mortgage its interests, or to dispose of its interests by merger, reorganization, consolidation, or sale of all or substantially all of its assets to a wholly-owned subsidiary or parent company or to a wholly-owned subsidiary of a parent company.

15. Royale and RMX agree that all obligation, claims and/or liability related to post-closing obligations, section 7.3 of the Subscription and Contribution Agreement, is hereby waived, settled and released.

This Agreement may be signed in multiple counterparts which, taken together, constitute one original agreement.

Royale Energy, Inc.

By: _____

      Johnny Jordan

Its: CEO

Royale Energy Funds, INC.

By: _____
        Johnny Jordan

Its: _____CEO_____

Matrix Oil Management Corporation

By: _____
        Johnny Jordan

Its: _____Vice President_____

RMX Resources, LLC

By: _____
        Jonathan Gregory

Its: _____Chief Executive Officer_____